EXHIBIT 99.1

TRX Gold Reports Third Quarter 2023 Results

On Track to Meet Full Year Production Guidance

TORONTO, July 17, 2023 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TNX) (NYSE American: TRX) (the “Company” or “TRX Gold”) today reported its results for the third quarter of 2023 (“Q3 2023”) for the three months ended May 31, 2023. Financial results are available on the Company’s website.

Key highlights for Q3 2023 include:

  1,000 tonne per day (“tpd”) mill running efficiently: In Q3 2023, Buckreef Gold poured 4,764 ounces of gold and sold 4,810 ounces of gold, resulting in positive operating cash flow for the Company of $3.2 million. Year to date, Buckreef Gold poured and sold 15,794 and 16,068 ounces of gold respectively; both nine-month production records for the Company, resulting in positive operating cash flow of $14.6 million.
  Maintaining strong profit margins: In Q3 2023, Buckreef Gold recognized revenue of $9.3 million and cost of sales of $5.4 million, generating gross profit of $3.9 million, gross profit margin of 42% and Adjusted EBITDA1 of $3.3 million. Year to date, Buckreef Gold recognized revenue of $29.1 million and cost of sales of $15.0 million, generating gross profit of $14.1 million, gross profit margin of 48% and Adjusted EBITDA1 of $11.6 million.
  Sulphide bulk sample test proves future potential: During the quarter, the Company pivoted its mining plan to include a test bulk sample of sulphide ore which was subsequently processed through Buckreef Gold’s existing processing plant. Over 6,500 tonnes of sulphide ore were successfully processed, achieving an indicative gold recovery of 88.7%. This was a significant achievement as approximately 90% of Buckreef Gold’s gold mineral resource is held in sulphide material, thus unlocking the significant economic potential of the project. The bulk sample test indicates that the Company can likely process sulphide ore through its existing processing plant, thus potentially minimizing capex for future plant expansions.
  Reinvesting cash flow to grow operations: The Company used cash flow from operations to invest in the further growth of Buckreef Gold, including procurement of an additional 1,000 tpd ball mill to increase annual throughput by 75-100% through the addition of this new mill, and advanced construction of a significantly expanded tailings storage facility to accommodate higher production volumes.
  Exploration results from high-priority gold zones: During the quarter, the Company drilled 839 meters at Buckreef Gold and announced near surface drill results at the Anfield and Eastern Porphyry Zones, with highlights of 14 meters @ 3.5 g/t including 3.0 meters @ 10.9 g/t from a downhole depth of 47 meters from the Eastern Porphyry zone, and 2.94 meters grading 13.74 g/t, from a downhole depth of 43 meters in the Anfield Zone. Year to date, the Company drilled 11,171 meters of exploration, infill and sterilization drilling.

TRX Gold’s CEO, Stephen Mullowney comments: “These positive results continue to demonstrate the immense opportunity at Buckreef Gold and reflect successful execution of the Company’s sustainable business plan where cash flow from operations funds value creating activities.”

Figure 1. The Buckreef Gold Mine oxide starter pit during Q3 2023

Figure 2. The Buckreef Gold Tailings Storage Facility expansion; liner installation at TSF 2.2 during Q3 2023

Outlook for the Remainder of Fiscal 2023

  Maintaining market guidance: The Company continues to expect gold production from the 1,000+ tpd processing plant for fiscal 2023 to be between 20,000 - 25,000 ounces and expects total average cash cost2 to be at the upper end of the originally estimated range of between $750 - $850 per ounce.
  Near-term production growth on target: The Company continues to advance a project aimed at increasing the average annual throughput by 75-100% with an expansion of the existing carbon-in-leach plant. Construction will seamlessly integrate into the existing operating plant, with the addition of a new 1,000 tpd ball mill and construction of an extended foundation and bund wall to support the additional leach tanks, as well as all ancillary work. The capital cost of the expanded plant is expected to be approximately US$6 million and will be funded using operating cash flow from Buckreef Gold. Construction of the expanded milling circuit is expected to start in Q4 2023 and potentially benefit production in early calendar 2024.
  Larger development project advancement: The Company continues to work with our principal consultants on advancing the larger development project that will target a large-scale gold mine operation, including advanced metallurgical testing across the deposit and geotechnical studies for a deeper pit. Concurrent with this work, the Company has started assessing a significantly larger processing facility.

Webcast Details

When: Wednesday, July 19 at 11:00 AM EST
Webcast URL: Click here or copy paste into web browser
A replay will be made available for 30 days following the call on the Company’s website.

Qualified Person

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

Non-IFRS Performance Measures

The company has included certain non-IFRS measures in this news release. The following non-IFRS measures should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and nine months ended May 31, 2023 filed on Sedar and Form 6-K with the Securities and Exchange Commission (“SEC”), as well as the Company’s audited consolidated financial statements included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2022. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information has been filed electronically on SEDAR and with the SEC and is available online under the Company’s profile at www.sedar.com and the Company’s filings with the SEC at www.sec.gov and on our website at www.TRXGold.com.

Cash cost per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. As the Company uses this measure to monitor the performance of our gold mining operations and its ability to generate positive cash flow, beginning in Q1 2023, total cash cost per ounce of gold sold starts with cost of sales related to gold production and removes depreciation.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income (loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

· Change in fair value of derivative financial instruments;
· Accretion related to the provision for reclamation; and
· Share-based compensation expense; and
· Tax adjustments related to a prior period tax assessment (2012-2020).

The following table provides a reconciliation of net income (loss) and comprehensive income (loss) to Adjusted EBITDA per the financial statements for the three and nine months ended May 31, 2023.

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	May 31, 2023	May 31, 2022	May 31, 2023	May 31, 2022
Net (loss) income and comprehensive (loss) income per financial statements	(374)	3,188	4,736	28
Add:
Depreciation	376	47	863	172
Interest and other expenses	327	54	1,368	434
Income tax expense	1,719	108	4,383	259
Change in fair value of derivative financial instruments	730	(1,345)	(1,670)	(1,408)
Share-based payment expense	541	612	1,939	2,125
Adjusted EBITDA	3,319	2,664	11,619	1,610

The Company has included “cash costs per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this news release as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 ounces of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

For investor or shareholder inquiries, please contact:
Investors Relations
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

The TSX and NYSE America have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.

1 Refer to “Non-IFRS Performance Measures” section.
2 Refer to “Non-IFRS Performance Measures” section.

Photos accompanying this announcement are available at

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